FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

The Asset Protection Scheme

Appendix 3  The Asset Protection Scheme

Covered assets: roll forward to 30 June 2010

The table below details the movement in covered assets in the six months to 30 June 2010.

Covered amount
£bn

Covered assets at 31 December 2009	230.5
Disposals	(3.2)
Maturities, amortisation and repayments	(13.1)
Re-classified assets	3.1
Withdrawn assets	(2.9)
Effect of foreign currency movements and other adjustments	1.1

Covered assets at 30 June 2010	215.5

Note:

(1)

The Asset Protection Agency (APA) and the Group have now reached agreement in principle on all major eligibility issues.  During the period, the Group initiated the withdrawal of £2.9 billion of derivative assets and these withdrawals have been agreed in principle with the APA.  The eligibility issues and withdrawals remain subject to final legal documentation which is expected to be complete in Q3 2010.

Key points

•	The reduction in covered assets was due to run-off of the portfolio, disposals and early repayments.

•

The APA and the Group have reached agreement over the classification of some structured credit assets which has resulted in adjustments to the covered amount, without affecting the underlying risk protection.

•	The strengthening of the US Dollar against Sterling more than offset the weakening of the Euro, leading to an increase in covered assets.

Appendix 3  The Asset Protection Scheme

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets:

	30 June 2010	31 December 2009
	£m	£m

Loans and advances	16,702	14,240
Debt securities	13,980	7,816
Derivatives	1,828	6,834

	32,510	28,890

By division:
UK Retail	2,765	2,431
UK Corporate	927	1,007
Global Banking & Markets	1,528	1,628
Ulster Bank	730	486
Non-Core	26,560	23,338

	32,510	28,890

Key points

•	Impairments in Non-Core accounted for the majority of the increase of £3,620 million in credit impairments and write-downs since the start of the year and of £1,977 million since 31 March 2010.

•

The APA and the Group have reached agreement over the classification of some structured credit assets which has resulted in adjustments to credit impairments and write downs mainly between debt securities and derivatives.

Appendix 3  The Asset Protection Scheme

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to page 176 of the Group's 2009 Annual Report and Accounts - Business review - Asset Protection Scheme.

The table below summarises the total triggered amount and related cash recoveries by division at 30 June 2010.

	30 June 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Net triggered amount
	£m	£m	£m	£m

UK Retail	3,503	232	3,271	3,211
UK Corporate	3,431	777	2,654	2,966
Global Banking & Markets	2,579	289	2,290	1,640
Ulster Bank	917	78	839	657
Non-Core	26,590	1,792	24,798	18,128

	37,020	3,168	33,852	26,602

Notes:

(1)

The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset.  Given the grace period before assets trigger, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

(2)	Whilst the APA has agreed in principle to the withdrawal of £2.9 billion of derivative assets, it has not yet determined the amount that may be recognised in the computation of the first loss.
(3)

Following agreement over the classification of some structured credit assets, the APA and the Group are in discussion regarding possible changes to the trigger criteria in respect of these assets; this may result in earlier recognition of a triggered asset.

Key points

•

The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets.  On this basis, the expected loss on triggered assets at 30 June 2010 is approximately £20 billion (31 December 2009 - £15 billion), or 33% of the £60 billion first loss threshold under the APS.

•	Triggered amounts (before cash recoveries to date) moved from £28,267 million at 31 December 2009 to £33,172 million at 31 March 2010 and £37,020 million at 30 June 2010.

Appendix 3  The Asset Protection Scheme

Risk weighted assets

The table below analyses the divisional risk-weighted assets covered by APS.

	30 June 2010	31 December 2009
	£bn	£bn

UK Retail	13.5	16.3
UK Corporate	25.7	31.0
Global Banking & Markets	15.5	19.9
Ulster Bank	8.3	8.9
Non-Core	60.4	51.5

Group before APS benefit	123.4	127.6

Key point

•

The decrease in RWAs for assets covered by APS results from run off of the portfolio, disposals, early repayments and withdrawals partially offset by the impact of RBS NV's transition to the advanced Basel II capital treatment.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary